Exhibit 99.3

Proposed issue of securities

Announcement Summary

Entity name

BIONOMICS LIMITED

Announcement Type

New announcement

Date of this announcement

17/10/2022

The Proposed issue is:
A placement or other type of issue

Total number of +securities proposed to be issued for a placement or other type of issue

		Maximum Number of
ASX +security code	+Security description	+securities to be issued

BNO	ORDINARY FULLY PAID	900,000,000

Proposed +issue date

16/2/2023

Refer to next page for full details of the announcement

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Proposed issue of securities

Part 1 - Entity and announcement details

1.1
Name of +Entity

BIONOMICS LIMITED

We (the entity named above) give ASX the following information about a proposed issue of +securities and, if ASX agrees to +quote any of the +securities (including any rights) on a +deferred settlement basis, we agree to the matters set out in Appendix 3B of the ASX Listing Rules.

If the +securities are being offered under a +disclosure document or +PDS and are intended to be quoted on ASX, we also apply for quotation of all of the +securities that may be issued under the +disclosure document or +PDS on the terms set out in Appendix 2A of the ASX Listing Rules (on the understanding that once the final number of +securities issued under the +disclosure document or +PDS is known, in accordance with Listing Rule 3.10.3C, we will complete and lodge with ASX an Appendix 2A online form notifying ASX of their issue and applying for their quotation).

1.2 Registered Number Type	Registration Number
ABN	53075582740

1.3
ASX issuer code

BNO

1.4 The announcement is
New announcement

1.5
Date of this announcement

17/10/2022

1.6 The Proposed issue is:
A placement or other type of issue

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Proposed issue of securities

Part 7 - Details of proposed placement or other issue

Part 7A - Conditions

7A.1 Do any external approvals need to be obtained or other conditions satisfied before the placement or other type of issue can proceed on an unconditional basis? Yes

7A.1a Conditions

Approval/Condition +Security holder approval	Date for determination 16/11/2022	Is the date estimated or actual? Actual	** Approval received/condition met?

Comments
Resolution #3 as per the Notice of Meeting for the Annual General Notice filed with ASX on 14 October 2022.

Part 7B - Issue details

Is the proposed security a 'New class'

(+securities in a class that is not yet quoted or recorded by ASX) or an 'Existing class' (additional securities in a class that is already quoted or recorded by ASX)?

 Existing class

Will the proposed issue of this +security include an offer of attaching +securities? No

Details of +securities proposed to be issued

ASX +security code and description

BNO : ORDINARY FULLY PAID

Number of +securities proposed to be issued

900,000,000

Offer price details

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Proposed issue of securities

Are the +securities proposed to be issued being issued for a cash consideration? Yes

In what currency is the cash consideration being paid? USD - US Dollar	What is the issue price per +security? USD 0.03960

AUD equivalent to issue price amount per +security

0.062600

FX rate (in format AUD 1.00 / primary currency rate): AUD 1.00	FX rate (in format AUD rate/primary currency rate) Primary Currency rate USD 0.63270000

Will these +securities rank equally in all respects from their issue date with the existing issued +securities in that class?

Yes

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Proposed issue of securities

Part 7C - Timetable

7C.1 Proposed +issue date

16/2/2023

Part 7D - Listing Rule requirements

7D.1 Has the entity obtained, or is it obtaining, +security holder approval for the entire issue under listing rule 7.1?
Yes

7D.1a Date of meeting or proposed meeting to approve the issue under listing rule 7.1

16/11/2022

7D.2 Is a party referred to in listing rule 10.11 participating in the proposed issue?
No

7D.3 Will any of the +securities to be issued be +restricted securities for the purposes of the listing rules?
No

7D.4 Will any of the +securities to be issued be subject to +voluntary escrow?
No

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Proposed issue of securities

Part 7E - Fees and expenses

7E.1 Will there be a lead manager or broker to the proposed issue?
No

7E.2 Is the proposed issue to be underwritten?
No

7E.4 Details of any other material fees or costs to be incurred by the entity in connection with the proposed issue

If the Company appoints a lead manager to manage the Future Placement Facility, a fee may be payable to the lead manager, details of which will be disclosed to ASX once known.

Part 7F - Further Information

7F.01 The purpose(s) for which the entity is issuing the securities

The continued development of BNC210, including clinical and non-clinical studies and other activities supporting the advancement of the program following the completion of the ongoing Phase 2 PREVAIL Study, and general working capital purposes

7F.1 Will the entity be changing its dividend/distribution policy if the proposed issue proceeds?

No

7F.2 Any other information the entity wishes to provide about the proposed issue

Future Placement Shares issued under the Future Placement Facility will be issued by the Company at an issue price of at least 80% of the VWAP for Shares over the last five days on which sales of Shares were recorded prior to the date the Company releases to ASX an announcement regarding a placement of Future Placement Shares to be made under the Future Placement Facility. The issue of Future Placement Shares under the Future Placement Facility may occur progressively. Future Placement Shares to be issued will be fully paid ordinary shares in the capital of the Company (represented by American Depositary Shares).

7F.3 Any on-sale of the +securities proposed to be issued within 12 months of their date of issue will comply with the secondary sale provisions in sections 707(3) and 1012C(6) of the Corporations Act by virtue of:

The publication of a cleansing notice under section 708A(5), 708AA(2)(f), 1012DA(5) or 1012DAA(2)(f)

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